SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: 14 August 2008
NATIONAL GRID plc
(Registrant’s Name)
1-3 Strand
London
WC2N 5EH
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc
By:	/s/ David C Forward
David C Forward
Assistant Secretary

Date: 14 August 2008
National Grid plc hereby furnishes to the U.S. Securities and Exchange Commission (Commission), financial statement information reported on Form 6-K for Niagara Mohawk Power Corporation and subsidiary companies (Niagara Mohawk), its indirect wholly owned US subsidiary. This Form 6-K is being furnished to the Commission solely to comply with the requirements of Section 4.03 of a Senior Notes Indenture dated June 30, 1998 (Indenture) relating to Niagara Mohawk’s outstanding 7 3/4% Series of Senior Notes (Senior Notes), which are described in Note E — Long-term debt on Form 6-K filed for the fiscal year ended March 31, 2008. Form 6-K will cease immediately upon the repayment of the Senior Notes on October 1, 2008.

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
Condensed Consolidated Statements of Operations
(In thousands of dollars)
(UNAUDITED)

	Three Months Ended
	June 30,
	2008	2007

Operating revenues:
Electric	$809,488	$783,536
Gas	202,759	205,529

Total operating revenues	1,012,247	989,065

Operating expenses:
Purchased electricity	374,542	336,425
Purchased gas	131,632	135,332
Other operation and maintenance	207,861	191,548
Depreciation and amortization	55,302	53,993
Amortization of stranded costs and rate plan deferrals	126,470	120,733
Other taxes	53,851	55,625
Income taxes	7,682	14,291

Total operating expenses	957,340	907,947

Operating income	54,907	81,118
Other deductions, net	(981)	(1,052)

Operating and other income	53,926	80,066

Interest:
Interest on long-term debt	23,151	22,665
Interest on debt to associated companies	15,140	18,914
Other interest	2,179	7,396

Total interest expense	40,470	48,975

Net income	13,456	31,091

Dividends on preferred stock	265	406

Income available to common shareholder	$13,191	$30,685

Condensed Consolidated Statements of Comprehensive Income
(In thousands of dollars)
(UNAUDITED)

	Three Months Ended
	June 30,
	2008	2007

Net income	$13,456	$31,091
Other comprehensive income (losses), net of tax:
Unrealized gains (losses) on securities	11	351
Hedging activity	376	(10,446)
Amortization of postretirement costs	11	12
Reclassification adjustment for gains (losses) included in net income	(2,346)	4,287

Total other comprehensive losses, net of tax	(1,948)	(5,796)

Comprehensive income	$11,508	$25,295

Per share data is not relevant because Niagara Mohawk’s common stock is wholly-owned by Niagara Mohawk Holdings, Inc.
The accompanying notes are an integral part of these financial statements.

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
Condensed Consolidated Statements of Retained Earnings
(In thousands of dollars)
(UNAUDITED)

	Three Months Ended
	June 30,
	2008	2007

Retained earnings, beginning of period	$1,169,870	$976,688
Adoption of new accounting standard FIN 48	—	(8,393)

Adjusted balance, beginning of period	1,169,870	968,295
Net income	13,456	31,091
Dividends on preferred stock	(265)	(406)

Retained earnings, end of period	$1,183,061	$998,980

The accompanying notes are an integral part of these financial statements.

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
Consolidated Balance Sheets
(In thousands of dollars)
(UNAUDITED)

	June 30,	March 31,
	2008	2008

ASSETS
Utility plant, at original cost:
Electric plant	$6,186,096	$6,101,860
Gas plant	1,679,046	1,675,667
Common plant	292,414	292,518

Total utility plant	8,157,556	8,070,045
Less: Accumulated depreciation and amortization	2,481,116	2,446,947

Net utility plant	5,676,440	5,623,098

Goodwill	1,291,911	1,291,911
Other property and investments	48,872	47,658

Current assets:
Cash and cash equivalents	30,739	19,566
Restricted cash	19,903	4,841
Accounts receivable (less reserves of $166,396 and $154,236, respectively, and including receivables from associated companies of $9,653 and $13,522, respectively)	546,988	648,660
Materials and supplies, at average cost:
Gas storage	85,302	6,646
Other	26,117	28,035
Derivative instruments	46,289	30,814
Prepaid taxes	39,466	73,861
Current deferred income taxes	110,741	110,715
Regulatory asset — swap contracts	—	51,119
Other	17,409	15,389

Total current assets	922,954	989,646

Regulatory and other non-current assets:
Regulatory assets:
Merger rate plan stranded costs	1,799,165	1,892,944
Regulatory tax asset	97,166	97,991
Deferred environmental restoration costs	440,259	439,833
Pension and postretirement benefit plans	1,086,081	1,098,294
Loss on reacquired debt	42,543	44,430
Other	225,965	244,830

Total regulatory assets	3,691,179	3,818,322
Prepaid pension	55,011	—
Other non-current assets	29,016	34,505

Total regulatory and other non-current assets	3,775,206	3,852,827

Total assets	$11,715,383	$11,805,140

The accompanying notes are an integral part of these financial statements.

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
Consolidated Balance Sheets
(In thousands of dollars)
(UNAUDITED)

	June 30,	March 31,
	2008	2008

CAPITALIZATION AND LIABILITIES
Capitalization:
Common stockholder’s equity:
Common stock ($1 par value)	$187,365	$187,365
Authorized — 250,000,000 shares
Issued and outstanding — 187,364,863 shares
Additional paid-in capital	2,913,140	2,913,140
Accumulated other comprehensive income/(loss)	11,138	13,086
Retained earnings	1,183,061	1,169,870

Total common stockholder’s equity	4,294,704	4,283,461
Preferred equity:
Cumulative preferred stock ($100 par value, optionally redeemable)	28,985	28,963
Authorized — 3,400,000 shares
Issued and outstanding — 289,847 and 289,630 shares, respectively
Long-term debt	649,458	649,405
Long-term debt to affiliates	1,200,000	1,200,000

Total capitalization	6,173,147	6,161,829

Current liabilities:
Accounts payable (including payables to associated companies of $40,613 and $39,726, respectively)	344,682	345,277
Customers’ deposits	35,569	33,805
Accrued interest	28,519	49,314
Accrued taxes	113,231	27,752
Short-term debt to affiliates	122,800	291,700
Current portion of liability for swap contracts	—	51,119
Current portion of long-term debt	600,000	600,000
Other	128,763	77,340

Total current liabilities	1,373,564	1,476,307

Non-current liabilities:
Accumulated deferred income taxes	1,584,147	1,596,685
Employee pension and other benefits	812,937	805,239
Liability for environmental remediation costs	440,259	439,833
Nuclear fuel disposal costs	165,761	165,156
Cost of removal regulatory liability	374,102	369,111
Deferred credits related to income taxes	171,556	168,234
Regulatory liabilities	533,685	536,219
Other	86,225	86,527

Total other non-current liabilities	4,168,672	4,167,004

Commitments and contingencies	—	—

Total capitalization and liabilities	$11,715,383	$11,805,140

The accompanying notes are an integral part of these financial statements.

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
Condensed Consolidated Statements of Cash Flows
(In thousands of dollars)
(UNAUDITED)

	Three Months Ended June 30,
	2008	2007

Operating activities:
Net income	$13,456	$31,091
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	55,302	53,993
Amortization of stranded costs and rate plan deferrals	126,470	120,733
Provision for deferred income taxes	(10,242)	(38,448)
Changes in operating assets and liabilities:
Net accounts receivable	101,672	101,494
Materials and supplies	(76,738)	(49,341)
Accounts payable and accrued expenses	56,658	(85,884)
Prepaid and accrued interest and taxes	99,079	102,088
Pension and other postretirement benefits	(47,313)	(45,231)
Other, net	(13,790)	62,121

Net cash provided by operating activities	304,554	252,616

Investing activities:
Construction additions	(109,256)	(72,582)
Change in restricted cash	(15,062)	(45,512)
Other investments	(547)	(872)
Other, net	628	319

Net cash used in investing activities	(124,237)	(118,647)

Financing activities:
Dividends paid on preferred stock	(265)	(406)
Reductions in long-term debt	—	(200,000)
Net changes in short-term debt to affiliates	(168,900)	65,500
Other, net	21	—

Net cash used in financing activities	(169,144)	(134,906)

Net increase/(decrease) in cash and cash equivalents	11,173	(937)
Cash and cash equivalents, beginning of period	19,566	15,746

Cash and cash equivalents, end of period	$30,739	$14,809

Supplemental disclosures of cash flow information:
Interest paid	$63,772	$80,018
Income taxes paid (refunded)	$(66,395)	$(33,120)
The accompanying notes are an integral part of these financial statements.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of Operations: Niagara Mohawk was organized in 1937 under the laws of New York State and is engaged principally in the regulated energy delivery business in New York State. Niagara Mohawk provides electric service to approximately 1,619,000 electric customers in the areas of eastern, central, northern and western New York and sells, distributes and transports natural gas to approximately 573,000 gas customers in areas of central, northern and eastern New York.
Basis of Presentation: Niagara Mohawk Power Corporation and subsidiary companies (Niagara Mohawk), in the opinion of management, have included all adjustments (which include normal recurring adjustments) necessary for a fair statement of the results of operations for the interim periods presented. The March 31, 2008 Condensed Consolidated Balance Sheet included in this quarterly report on Form 6-K was derived from audited financial statements included in Niagara Mohawk’s Annual Report on National Grid plc Form 6-K for the year ended March 31, 2008. The June 30, 2008 Condensed Consolidated Balance Sheet included in this Form 6-K is unaudited, as it does not contain all of the footnote disclosures contained in Niagara Mohawk’s Annual Report. These financial statements and the notes thereto should be read in conjunction with the audited financial statements included in Niagara Mohawk’s Annual Report for the year ended March 31,2008.
Due to weather patterns in Niagara Mohawk’s service territory, electric sales tend to be substantially higher in summer and winter months and gas sales tend to peak in the winter. Notwithstanding other factors, Niagara Mohawk’s quarterly net income will generally fluctuate accordingly. Niagara Mohawk’s earnings for the three-months ended June 30, 2008 may not be indicative of earnings for all of or any part of the balance of the fiscal year.
Niagara Mohawk is a wholly owned subsidiary of Niagara Mohawk Holdings, Inc. (Holdings) and, indirectly, of National Grid plc.
On August 24, 2007, National Grid plc acquired Keyspan Corporation (Keyspan). See Niagara Mohawk’s Annual Report for the year ended March 31, 2008 for further discussion of the acquisition.
New Accounting Standards:
In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements,” which provides enhanced guidance for using fair value measurements in financial reporting. While the standard does not expand the use of fair value in any new circumstance, it has applicability to several current accounting standards that require or permit entities to measure assets and liabilities at fair value. This standard defines fair value, establishes a framework for measuring fair value in Generally Accepted Accounting Principles (GAAP) and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB issued two FASB Staff positions which amend SFAS No. 157. FASB Staff Position (FSP) SFAS No. 157-1 excludes the application of SFAS No. 157 for the purposes of lease classification under SFAS No. 13 “Accounting for Leases.” Niagara Mohawk adopted SFAS No. 157 on April 1, 2008. SFAS No. 157-2 delays the adoption of SFAS No. 157 to fiscal years beginning after November 15, 2008, except for nonfinancial assets and nonfinancial liabilities recognized or disclosed at fair value on a recurring basis. Niagara Mohawk is currently evaluating the impact of this enhanced guidance and at this time cannot determine the full impact that the potential requirements may have on its financial statements. See Note F — Adoption of SFAS No. 157 for the impact of the adoption of the new standard on Niagara Mohawk’s financial statements.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of SFAS No. 115.” This statement permits companies to choose to measure many financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 became effective for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 159 did not have a material impact to Niagara Mohawk’s financial statements.
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51, Consolidated Financial Statements.” The objective of SFAS No. 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 shall be effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of SFAS No. 160 is not expected to have an impact on Niagara Mohawk’s financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities,” which is an amendment of SFAS No. 133. SFAS No. 161 requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of SFAS No. 161 will not have an impact on Niagara Mohawk’s financial statements.
Reclassifications: Certain amounts from prior fiscal years have been reclassified on the accompanying consolidated financial statements to conform to the fiscal 2009 presentation.
NOTE B — RATE AND REGULATORY ISSUES
General:
Niagara Mohawk’s financial statements conform to GAAP, including the accounting principles for rate-regulated entities with respect to its regulated operations. Niagara Mohawk applies the provisions of SFAS No. 71, “Accounting for the Effects of Certain Types of Regulation.” In accordance with SFAS No. 71, Niagara Mohawk records regulatory assets (expenses deferred for future recovery from customers) and regulatory liabilities (revenues collected for future payment of expenses or for return to customers) on the balance sheet. Niagara Mohawk’s regulatory assets were approximately $3.7 billion and $3.9 billion as of June 30, 2008 and March 31, 2008, respectively. These regulatory assets are probable of recovery under the Merger Rate Plan (MRP) and Gas Multi-Year Rate and Restructuring Agreement. Niagara Mohawk is earning a return on most of its regulatory assets under its MRP. Niagara Mohawk believes that the prices it will charge for electric service in the future, including the Competitive Transition Charges (CTCs), will be sufficient to recover and earn a return on the MRP’s stranded regulatory assets over their planned amortization periods, assuming no unforeseen reduction in load or bypass of the CTCs. Niagara Mohawk’s ongoing electric business continues to be rate-regulated on a cost-of-service basis under the MRP and, accordingly, Niagara Mohawk continues to apply SFAS No. 71 to it. In addition, Niagara Mohawk’s Independent Power Producer (IPP) contracts, and the Purchase Power Agreements entered into when Niagara Mohawk exited the power generation business, continue to be the obligations of the regulated business.
In the event Niagara Mohawk determines, as a result of lower than expected revenues and (or) higher than expected costs, that its net regulatory assets are not probable of recovery, it can no longer apply the principles of SFAS No. 71 and would be required to record an after-tax, non-cash charge against income for any remaining regulatory assets and liabilities. If Niagara Mohawk could no longer apply SFAS No. 71, the resulting charge would be material to Niagara Mohawk’s reported financial condition and results of operations.
Niagara Mohawk noted no such changes in the regulatory environment that would cause a change in the financial condition and results of operations.
Third CTC reset and Deferral Account filings:
The biannual deferral account filing included in the third CTC reset was made on August 1, 2007 for deferral balances as of June 30, 2007 and projected deferrals through December 31, 2009. Any differences in the final deferral from balances authorized to be reflected in rates and the approved recovery level would be reflected in the next CTC reset filing and resulting rates to customers that take effect after 2009. A Public Service Commission (PSC) order establishing the amount of deferral account recovery that will be reflected in the rates during 2008-2009 was approved on December 17, 2007 at $124 million per calendar year. This represents a reduction in rates charged to customers of $76 million per year from the $200 million per year previously being collected under rates approved in the second CTC reset proceeding.
On October 22, 2007, Niagara Mohawk made a compliance filing with the PSC regarding the implementation of the Follow-on Merger Credit associated with the acquisition by National Grid plc of KeySpan. In its compliance filing, Niagara Mohawk calculated the share of the KeySpan Follow-on Merger savings allocable to Niagara Mohawk for the period from September 2007 through December 2011 to be approximately $40 million. Niagara Mohawk subsequently agreed, in its comments filed in the Third CTC Reset proceeding on October 31, 2007, to adjust rates submitted in its August 1, 2007 CTC Reset filing to reflect a proposal by the parties in that proceeding to accelerate the KeySpan Follow-on Merger Credit allocable to Niagara Mohawk’s electric customers. This proposal was approved by the PSC in December 2007 and has resulted in a credit of $12 million per year being applied for the benefit of electric customers over the next two years equal to the net present value of the KeySpan Follow-on Merger Credit that otherwise would have been credited to Niagara Mohawk electric customers over the four remaining years of the MRP. (This $12 million per year credit is included in the $76 million per year reduction approved on December 17, 2007 in the Third CTC Reset proceeding.) On May 29, 2008, however, the PSC issued its decision with respect to Niagara Mohawk’s October 22, 2007 compliance filing rejecting Niagara Mohawk’s proposed amount and requiring a Follow-on Merger Credit of $52 million for the August 24, 2007 through December 2011 period. Niagara Mohawk has submitted a letter to the PSC stating that it intends to seek rehearing of the order. On June 30, 2008, Niagara Mohawk filed a petition for rehearing of the May 29, 2008 order from the PSC.
The PSC had also issued a notice on June 25, 2008 seeking additional comment on two Follow-on Merger savings issues that were not addressed in Niagara Mohawk’s compliance filing of October 22, 2007. In the notice, the Commission asked for comments on Department of Public Service Staff’s (Staff) position with respect to these two issues that would result in Niagara Mohawk crediting an additional $35 million of synergy savings to electric and gas customers. Niagara Mohawk disagrees with the Staff’s position and on August 4, 2008 filed comments in response.
Service Quality Penalties:
In connection with its MRP, Niagara Mohawk is subject to maintaining certain service quality standards. Service quality measures focus on eleven categories including safety targets related to gas operations, electric reliability measures related to outages, residential and business customer satisfaction, meter reads, customer call response times, and administration of the Low-Income Customer Assistance Program. If a prescribed standard is not satisfied, Niagara Mohawk may incur a penalty, with the penalty amount applied as a credit or refund to customers.
The MRP includes provisions related to frequency and duration of outages that causes the annual $4.4 million penalty associated with these standards to be doubled under certain circumstances when penalties have been incurred in the current year and two of the last four years. In calendar year 2006, Niagara Mohawk incurred a $4.4 million penalty related to outage frequency, which it recorded in fiscal year 2007. Similar penalties were incurred in the two prior years. Based on this performance and consistent with the terms of the MRP, the PSC on November 7, 2007 doubled the 2006 penalty associated with outage frequency to $8.8 million per year. In September 2007, the Commission also modified the MRP, in the context of the KeySpan merger proceeding, to add an additional incremental $4.4 million penalty exposure for each subsequent year Niagara Mohawk misses the target for a doubled penalty. Any incremental $4.4 million penalty will be eliminated upon achieving the target in a subsequent year.
Niagara Mohawk did not record service quality penalty expenses for each of the three months ended June 30, 2008 and 2007.
Asset Condition and Capital Investment Plan:
On October 22, 2007, Niagara Mohawk filed with the PSC reports on its asset condition and capital investment plan for its electric transmission and distribution system. The filing of these reports was required by the order approving the KeySpan merger. Niagara Mohawk’s plan involves significant investment in capital improvements over the projections initially included in its MRP.
On December 21, 2007, Niagara Mohawk filed with the PSC a Petition for Special Ratemaking seeking authorization to defer for later rate recovery 50% of the revenue requirement impact during calendar year 2008 of specified capital programs and operating expenses that are directly associated with these programs. In the order approving the KeySpan merger, the PSC had found that the rate impacts associated with certain incremental investments during the remaining period of the MRP would be limited to 50% of the total rate impact as ultimately determined by the PSC. The amount of the requested deferral is projected to be approximately $5.2 million in calendar year 2008. Niagara Mohawk plans to request deferral recovery of 50% or more of the annual revenue requirement associated with certain capital investments and associated operating expenses through the end of 2011 at a later date.

The PSC agreed at its open meeting on July 16, 2008 to adopt the Staff’s recommendation finding that such expenditures qualify for deferral under the 2001 merger joint proposal. However, the PSC also agreed with the Staff that the petition was premature and ordered Niagara Mohawk to supplement its petition with actual expense information once results for calendar year 2008 become known. The supplemental filing will be required to show that Niagara Mohawk will not over earn in 2008 after the deferrals are allowed, that the expenditures on which the deferrals are based are incremental to what was reflected in the merger joint proposal forecast, that such expenditures have been offset by all relevant cost savings and related benefits, and to the extent that actual expenditures for 2008 differ from amounts in the budgets that were previously filed with the PSC, that the basis for such differences be explained. The PSC has not yet issued its order with respect to this matter.
Financial Protections:
Niagara Mohawk made a filing on November 19, 2007 proposing certain financial protections for Niagara Mohawk as required by the PSC in the order approving the KeySpan merger and made an additional filing with the PSC regarding these protections. The PSC adopted the protections in March 2008 which provide, among other things, for restrictions on the payment of common dividends if certain credit ratings are not maintained by Niagara Mohawk or National Grid plc; credits to Niagara Mohawk’s deferral account of any incremental increase in interest expense due to a decline in Niagara Mohawk’s bond rating; a prohibition with respect to certain types of cross-default provisions; and the implementation of a class of preferred stock having one share (the Golden Share), subordinate to any existing preferred stock, that would have voting rights which limit Niagara Mohawk’s right to commence any voluntary bankruptcy, liquidation, receivership or similar proceeding without the consent of such share of stock. Niagara Mohawk committed to seek authority from the PSC to establish the Golden Share within six weeks of the PSC’s approval of the petition of certain subsidiaries of KeySpan for the establishment of each of their respective Golden Shares which was also required by the PSC.
Filing Requirements and Records Retention Audit:
On October 30, 2007, Federal Energy Regulatory Commission (FERC) issued an order directing its staff to audit Niagara Mohawk’s practices with respect to its compliance with FERC’s tariff and contract filing requirements and records retention requirements. The order comes out of a series of filings Niagara Mohawk made in 2007 for contracts that previously were viewed to be not FERC jurisdictional but were later determined to be FERC jurisdictional. Niagara Mohawk has responded to a number of audit data requests and FERC audit staff conducted a site visit in March 2008, through which Niagara Mohawk has had the opportunity to explain the issues and discuss the various improvement actions that have been implemented or are underway. The audit is anticipated to continue through the third calendar quarter of 2008. Although FERC may order refunds or civil penalties as sanctions in appropriate cases, the majority of audits of which Niagara Mohawk is aware have resulted in the imposition of compliance plans. Niagara Mohawk does not expect a material impact to the financial statements.
Gas Rate Plan Filing:
Niagara Mohawk filed with the PSC on May 23, 2008 for a $95 million rate increase in natural gas delivery rates. This filing would represent the first delivery rate increase since 1996. The filing includes a revenue decoupling proposal, a gas marketing program, a new rate for low-income customers and expanded capital infrastructure investments. The proposed $95 million rate increase would include recovery of $11 million of costs associated with an energy efficiency program proposal filed recently. The filing further reflects an 11% return on equity and a 50% debt and 50% equity capital structure. A decision is expected by the PSC in May 2009 at which point new rates would become effective if approved.
Transmission Rate Case
In February, 2008 the Company filed with FERC a formula transmission rate for customers that take service under the NY Independent System Operator (NYISO) tariff. The formula is projected to increase revenues by $9.6 million, or 72%. In July, 2008, FERC issued an order accepting the proposed formula rate and approved a 50 basis point incentive return on equity applicable to all transmission facilities. This decision marks the first formula rate for a (private) transmission owner in New York. The rate will take effect on October 1 subject to refund. The FERC directed hearing and settlement judge proceedings to resolve the remaining contested issues in the proceeding. Any increase in revenues resulting from the new formula rate, which would be charged to wholesale transmission customers, will be credited back to retail electric distribution customers through the Transmission Revenue Adjustment Clause (TRAC) mechanism.

NOTE C — CHANGES IN EQUITY ACCOUNTS
The following table details the components of accumulated other comprehensive income (loss) for the quarter ended June 30, 2008:

	Unrealized			Total
	Gains (Losses)			Accumulated
	On Available-	Postretirement		Other
	for Sale	Benefit	Cash Flow	Comprehensive
(In thousands of dollars)	Securities	Liabilities	Hedges	Income (Loss)

March 31, 2008 balance, net of tax	$(9)	$(1,118)	$14,213	$13,086

Unrealized gain (losses) on securities	11	—	—	11
Hedging activity	—	—	376	376
Amortization of postretirement costs	—	11	—	11
Reclassification adjustment for gain (loss) included in net income	(46)	—	(2,300)	(2,346)

June 30, 2008 balance, net of tax	$(44)	$(1,107)	$12,289	$11,138

The deferred tax benefit (expense) on other comprehensive income for the following periods was:

	Three Months Ended
	June 30,
(In thousands of dollars)	2008	2007

Unrealized gains (losses) on securities	$(7)	$(234)
Hedging activity	(250)	6,964
Amortization of postretirement costs	(8)	(8)
Reclassification adjustment for gain (loss) included in net income	1,565	(2,858)

	$1,300	$3,864

NOTE D — COMMITMENTS AND CONTINGENCIES
Environmental Contingencies: The normal ongoing operations and historic activities of Niagara Mohawk are subject to various federal, state and local environmental laws and regulations. Like many other industrial companies, Niagara Mohawk’s transmission and distribution businesses use or generate some hazardous and potentially hazardous wastes and by-products. Under federal and state Superfund laws, potential liability for the historic contamination of property may be imposed on responsible parties jointly and severally, without fault, even if the activities were lawful when they occurred.
The U.S. Environmental Protection Agency (EPA), New York Department of Environmental Conservation (DEC), as well as private entities have alleged that Niagara Mohawk is a potentially responsible party under state or federal law for the remediation of an aggregate of approximately 85 sites, including 47 which are Company-owned. Niagara Mohawk’s most significant liabilities relate to former manufactured gas plant (MGP) facilities formerly owned or operated by Niagara Mohawk. Niagara Mohawk is currently investigating and remediating, as necessary, those MGP sites and certain other properties under agreements with the EPA and DEC.
Niagara Mohawk believes that obligations imposed on Niagara Mohawk because of the environmental laws will not have a material result on operations or its financial condition. Niagara Mohawk’s MRP provides for the continued application of deferral accounting for variations in spending from amounts provided in rates related to these environmental obligations. As a result, Niagara Mohawk has recorded a regulatory asset representing the investigation, remediation and monitoring obligations it expects to recover from ratepayers.

Niagara Mohawk is pursuing claims against other potentially responsible parties to recover investigation and remediation costs it believes are the obligations of those parties. Niagara Mohawk cannot predict the success of such claims. As of June 30, 2008 and March 31, 2008, Niagara Mohawk had accrued liabilities related to its environmental obligations of $440 million. The high end of the range of potential liabilities at June 30, 2008, was estimated at $574 million.
NOTE E — EMPLOYEE BENEFITS
As discussed in Niagara Mohawk’s Annual Report on National Grid plc Form 6-K for the fiscal year ended March 31, 2008, Niagara Mohawk provides benefits to retirees in the form of pension and other postretirement benefits. The qualified defined benefit pension plan covers substantially all employees meeting certain minimum age and service requirements. Funding policy for the retirement plans is determined largely by Niagara Mohawk’s settlement agreements with the PSC and what is recovered in rates. However, Niagara Mohawk will contribute no less than the minimum amounts that are required under the Pension Protection Act of 2006. The pension plan’s assets primarily consist of investments in equity and debt securities. In addition, Niagara Mohawk sponsors a non-qualified plan (i.e., a plan that does not meet the criteria for tax benefits) that covers officers, certain other key employees and former non-employee directors. Niagara Mohawk provides certain health care and life insurance benefits to retired employees and their eligible dependents. These benefits are subject to minimum age and service requirements. The health care benefits include medical coverage and prescription drug coverage and are subject to certain limitations, such as deductibles and co-payments.
The benefit plans’ costs charged to Niagara Mohawk during the three-month periods ended June 30, 2008 and 2007 include the following:

			Other Postretirement
(In thousands of dollars)	Pension Benefits		Benefits
For the Three Months Ended June 30,	2008	2007	2008	2007

Service cost	$6,041	$6,821	$4,164	$4,339
Interest cost	16,967	16,695	20,850	19,492
Expected return on plan assets	(22,894)	(18,735)	(9,775)	(11,023)
Amortization of prior service cost	929	809	3,648	3,647
Amortization of net loss	6,343	7,416	8,486	8,109

Net periodic benefit cost	$7,386	$13,006	$27,373	$24,564
Special termination benefits	1,069	—	—	—

Total expense	8,455	13,006	27,373	24,564

Niagara Mohawk participates in pension and PBOP plans with an affiliated Service Company. The expected contributions to Niagara Mohawk’s pension and PBOP plans during fiscal year 2009 are approximately $144 million and $111 million, respectively. A portion of these contributions will be made by Niagara Mohawk.
Special Termination Benefits (Voluntary Early Retirement Offer)

In connection with National Grid plc’s acquisition of KeySpan, which was completed on August 24, 2007, National Grid plc and KeySpan offered certain non-union employees voluntary early retirement offer (VERO) packages in June 2007 in an effort to achieve necessary staff reduction through voluntary means. Of the 560 enrolled in the VERO, 45 were Niagara Mohawk’s employees. Employees enrolled in the early retirement program will retire between October 1, 2007 and October 1, 2010. Niagara Mohawk’s share of the cost of the VERO program is expected to be $37 million, which includes VERO costs allocated from affiliates. Niagara Mohawk recorded $4 million of expenses for three months ended June 30, 2008 for program participants who retired as of July 1, 2008. Niagara Mohawk recognized $12 million in fiscal year 2008 and the remaining $21 million will be expensed through October 1, 2010 as the program participants retire.

NOTE F — ADOPTION OF SFAS NO. 157
Fair Value Measurements
Effective April 1, 2008, Niagara Mohawk adopted SFAS No. 157, which provides a framework for measuring fair value under GAAP and, among other things, requires enhanced disclosures about assets and liabilities carried at fair value. As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants at the measurement date (exit price). Niagara Mohawk utilizes market data and assumptions that it believes market participants would use in pricing Niagara Mohawk’s assets or liabilities including assumptions about risks and the risks inherent to the inputs in the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable. Niagara Mohawk primarily applies the market approach and income approach for recurring fair value measurements and utilizes what Niagara Mohawk believes to be the best available information. Niagara Mohawk utilizes valuation techniques that seek to maximize the use of observable inputs and minimize the use of unobservable inputs. Niagara Mohawk classifies fair value balances based on the observability of those inputs. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). The three levels of the fair value hierarchy defined by SFAS No. 157 are as follows:
Level 1 — Quoted prices (unadjusted) are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2 — Pricing inputs include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3 — Pricing inputs include significant inputs that are generally less observable or from unobservable sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.
SFAS No. 157 is to be applied prospectively as of the beginning of the year of adoption, except for limited retrospective application to selected items including financial instruments that were measured at fair value using the transaction price in accordance with the requirements of Emerging Issues Task Force (EITF) Issue No. 02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities.” Day one gains and losses previously deferred under EITF Issue No. 02-3 should be recorded as a cumulative effect adjustment to opening retained earnings at the date of adoption. As of April 1, 2008, Niagara Mohawk recorded no such adjustment to retained earnings. The determination of the fair value incorporates various factors required under SFAS No. 157. These factors include not only the credit standing of the counterparties involved and the impact of credit enhancements but also the impact of Niagara Mohawk’s nonperformance risk on its liabilities. Additionally, implementation of this standard resulted in no effect on Niagara Mohawk’s net income or other comprehensive income (loss) for the three months ended June 30, 2008.
Prices for electricity and natural gas are volatile, which can result in material changes in the fair value measurements reported in Niagara Mohawk’s Consolidated Condensed Financial Statements in the future. The primary factors affecting the fair value of Niagara Mohawk’s commodity derivatives at any point in time are the volume of open derivative positions (MMBtu and MWh), changing commodity market prices, principally for electricity and natural gas, the credit standing of Niagara Mohawk’s counterparties and its own credit rating.
Available for sale securities — These are primarily equity investments based on quoted market prices and municipal bonds based on quoted prices of similarly traded assets in open markets.
Derivatives — Niagara Mohawk enters into primarily exchange traded, NYMEX futures.
Niagara Mohawk’s level 1 fair value derivative instruments primarily consist of natural gas futures and electricity swaps traded on the NYMEX.

The fair value of Niagara Mohawk’s derivatives include the credit standing of the counterparties involved and the impact of credit enhancements, if any. Niagara Mohawk has also recorded liquidity reserves, as discussed above in the determination of fair value based on its expectation of how market participants would determine fair value. Such valuation adjustments are generally based on market evidence, if available, or management’s best estimate.
Margin Deposits — Niagara Mohawk’s margin deposits are restricted cash and are generally classified within level 1 of the fair value hierarchy as the amounts are valued using quoted market prices.
The following table sets forth by level within the fair value hierarchy Niagara Mohawk’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of June 30, 2008. As required by SFAS No. 157, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Niagara Mohawk’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

	Recurring Fair Value Measures at Fair Value as of
	June 30, 2008
(in millions of dollars)	Level 1	Level 2	Level 3	Total

Assets:
Available for sale securities	$23	$6	—	$29
Commodity derivatives	46	—	—	46

Total	$69	$6	—	$75

Liabilities:
Margin held by Niagara Mohawk	$27	—	—	$27

Total	$27	—	—	$27

NOTE G — SUBSEQUENT EVENT
On July 25, 2008, the Board of Directors declared a cash dividend on preferred stock of $0.3 million payable to stockholders on September 30, 2008.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Cautionary Statement
This Quarterly Report on Form 6-K of Niagara Mohawk contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Throughout this report, forward-looking statements can be identified by the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “projected,” “believe,” “hopes,” or similar expressions. Because these forward-looking statements are subject to assumptions, risks and uncertainties, actual future results may differ materially from those expressed in or implied by such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to:
(a)	the impact of further electric and gas industry restructuring;

(b)	changes in general economic conditions in New York;

(c)	federal and state regulatory developments and changes in law, including those governing municipalization and exit fees;

(d)	changes in accounting rules and interpretations, which may have an adverse impact on Niagara Mohawk’s statements of financial position, reported earnings and cash flows;

(e)	timing and adequacy of rate relief;

(f)	failure to achieve reductions in costs or to achieve operational efficiencies;

(g)	failure to retain key management;

(h)	adverse changes in electric load;

(i)	acts of terrorism;

(j)	unseasonable weather, climatic changes or unexpected changes in historical weather patterns; and

(k)	failure to recover costs currently deferred under the provisions of SFAS No. 71, “Accounting for the Effects of Certain Types of Regulations,” as amended, and the MRP in effect with the PSC.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. Except as required by law, Niagara Mohawk Power Corporation does not undertake any obligation to revise any statements in this report to reflect events or circumstances after the date of this report.
The Business: Niagara Mohawk’s primary business driver is the long-term rate plan with state regulators through which Niagara Mohawk can earn and retain certain amounts in excess of traditional regulatory allowed returns. The plan provides incentive returns and shared savings allowances which allow Niagara Mohawk an opportunity to benefit from efficiency gains identified within operations. Other main business drivers for Niagara Mohawk include the ability to streamline operations, enhance reliability and generate funds for investment in Niagara Mohawk’s infrastructure.
CRITICAL ACCOUNTING POLICIES
Certain critical accounting policies are based on assumptions and conditions that, if changed, could have a material effect on the financial condition, results of operations and liquidity of Niagara Mohawk. See Niagara Mohawk’s Annual Report on National Grid plc Form 6-K for the period ended March 31, 2008, for a detailed discussion of these policies.
RESULTS OF OPERATIONS
The following discussion and analysis highlights items that significantly affected Niagara Mohawk’s operations during the period ended June 30, 2008.
EARNINGS
Net income for the three months ended June 30, 2008 decreased by $18 million compared to the same period in the prior fiscal year. The decrease was primarily due to decreased delivery revenues and increased operating and maintenance expenses, partially offset by decreased income taxes and interest expense. See the following discussions of revenues and operating expenses for more detailed explanations.

REVENUES
Electric

Niagara Mohawk’s electricity business encompasses the transmission and distribution of electricity including stranded cost recoveries. Rates are set based on historical or forecasted costs, and Niagara Mohawk earns a return on its assets, including a return on the “stranded costs” associated with the divestiture of Niagara Mohawk’s generating assets under deregulation. Since the start of electricity deregulation in the state of New York, retail electric customers have been migrating to competitive suppliers for their commodity requirements. Commodity costs are passed through directly to customers.
Electric revenue includes:
•	Retail sales — delivery charges and recovery of purchased power costs from customers who purchase their electric supply from Niagara Mohawk.

•	Delivery only sales — charges for only the delivery of energy for customers who purchase their power from competitive electricity suppliers.

•	Sales for resale — sales of excess electricity to the NYISO at the market price of electricity. Any gains or losses on sales for resale are passed through directly to customers.
Gas
Niagara Mohawk is also a gas distribution company that services customers in cities and towns in central and eastern New York. Niagara Mohawk’s gas rate plan allows it to recover all commodity costs (i.e., the purchasing, interstate transportation and storage of gas for sale to customers) from customers (similar to the recovery of purchased electricity).
Gas revenue includes:
•	Retail sales — distribution (transportation) of gas and the commodity to customers who purchase their gas supply from Niagara Mohawk.

•	Transportation revenue — charges for the transportation of gas to customers who purchase their gas commodity from other suppliers.

•	Off-System wholesale sales — sales of gas commodity off its distribution system for resale.
Electric revenues increased $26 million during the three months ended June 30, 2008 compared to the same period in the prior fiscal year. The increase was primarily due to an increase in the cost of electricity that was passed on to customers of $38 million and net increase in the recovery of amortization of stranded costs and rate plan deferrals of $11 million. This increase was partially offset by a decrease in metered kWh deliveries of $24 million (2.81% of kWh deliveries). The decrease in kWh deliveries was a result of migration of customers to competitive suppliers and milder weather in the current fiscal year compared to the prior fiscal year.
Gas revenues decreased by $3 million for the three months ended June 30, 2008, compared to the same period in the prior fiscal year. The decrease is primarily due to decreased commodity cost of gas passed through to customers resulting from decreased volumes sold both on-system to Niagara Mohawk’s system customers and off-system for resale in interstate commerce. The decreased commodity revenues were partially offset by an increase in delivery revenues of $1 million.
The table below details components of the gas revenue fluctuation:

Change in Gas Revenues
Period Ended June 30, 2008
Three
(In millions of dollars)	Months

Cost of purchased gas	($4)
Delivery revenue	1

Total	($3)

The volume of gas sold for the three months ended June 30, 2008, excluding transportation of customer-owned gas, decreased 1.5 million Dekatherms (Dth) or a 12.3% decrease from the prior fiscal year.
OPERATING EXPENSES
Purchased electricity expenses do not affect electric margin or net income because Niagara Mohawk’s rate plan allows full recovery from customers. Purchased electricity increased $38 million for the three months ended June 30, 2008 compared to the same period in the prior fiscal year. Of the $38 million increase in purchased electricity, approximately $56 million was due to higher price of power that was partially offset by $18 million of decreased volume. The decrease in the volume of electricity purchased of 294 million kWh, or 5.4% was primarily caused by the migration of customers to competitive suppliers.
Purchased gas expenses do not affect gas margin because Niagara Mohawk’s rate plan allows full recovery from customers. Purchased gas decreased $4 million for the three months ended June 30, 2008, compared to the same period in the prior fiscal year. The decrease is primarily a result of a $6 million decrease in the volume of gas purchased for system customers and a decrease of $11 million in the cost of gas purchased for off system sales, partially offset by an increase in the price of gas purchased of $13 million.
Other operation and maintenance expense increased $16 million for the three months ended June 30, 2008 compared to the same period in the prior fiscal year. The table below details components of this fluctuation.

Period Ended June 30, 2008
Three
(In millions of dollars)	Months

Consultants and contractors	$6
Bad debt expense	4
VERO	4
Staff costs	3
Energy management assessments	1
Storm costs	(3)
Other	1

Total	$16

Consultants and contractors costs increased $6 million for the three months ended June 30, 2008 compared to the same period in the prior year. The increase in consultants and contractor costs is due to several minor increases.
Bad debt expense increased by $4 million for the three months ended June 30, 2008 compared to the same period in prior year. The increase was due to reserve changes driven by higher levels of older aged receivables.
In connection with National Grid plc’s acquisition of KeySpan, which was completed on August 24, 2007, National Grid plc and KeySpan offered certain non-union employees VERO packages in June 2007 in an effort to achieve necessary staff reduction through voluntary means. Of the 560 enrolled in the VERO, 45 were Niagara Mohawk’s employees. Employees enrolled in the early retirement program will retire between October 1, 2007 and October 1, 2010. Niagara Mohawk’s share of the cost of the VERO program is expected to be $37 million, which includes VERO costs allocated from affiliates. Niagara Mohawk recorded $4 million of expense for the three months ended June 30, 2008 for program participants who retired as of July 1, 2008.
The increase in staff costs is attributable to annual employee compensation increases and various small other increases in employee-related costs.

Energy management assessments represent amounts assessed by the New York State Energy Research Development Agency for state-wide renewable energy initiatives and electric system benefit programs. Any increases or decreases in these assessments result in an offsetting adjustment to revenues.
Niagara Mohawk is allowed to recover from customers the costs of major storms in which the costs and (or) number of customers affected exceed certain specific thresholds. Non-recoverable storm costs are composed of: (1) the first $8 million of costs, incurred in a calendar year that are associated with major storms, and (2) the costs of each storm thereafter that do not qualify as major storm costs as defined in Niagara Mohawk’s rate plan. The decrease in storm costs in the current year compared to the prior year was due to fewer, but larger storms that were deferred for recovery from customers.
Depreciation and amortization expense increased $1 million for the three months ended June 30, 2008 compared to the same period in the prior fiscal year. The increase was due to additional capital projects that were placed in service in the current fiscal year.
Amortization of stranded costs and rate plan deferrals increased $6 million for the three months ended June 30, 2008 from the same period in the prior fiscal year. This increase is due to increased stranded cost amortization of $25 million, partially offset by decreased amortization of the MRP deferrals of $19 million. Niagara Mohawk records an equal amount of amortization expense to offset the increase in electric revenues. Also under the MRP, the stranded investment regulatory asset is amortized unevenly at levels that increase over the ten-year term of the plan ending December 31, 2011. The change in the amortization of stranded costs and deferral accounts is included in Niagara Mohawk’s rates and does not impact net income. See Note B — Rate and Regulatory Issues for a further discussion of MRP deferrals and the ratemaking treatment related to this stranded cost regulatory asset.
Other taxes decreased $2 million for the three months ended June 30, 2008 compared to the same period in the prior fiscal year. This decrease is primarily due to a decrease in property tax.
Income taxes decreased $7 million for the three months ended June 30, 2008 compared to the same period in the prior fiscal year. The decrease was primarily due to lower pre-tax income.
OTHER INCOME (DEDUCTIONS), INTEREST AND PREFERRED DIVIDENDS
Interest charges decreased $9 million for the three months ended June 30, 2008, compared to the same period in the prior fiscal year. Interest on debt decreased due to lower short term borrowing from affiliates.
LIQUIDITY AND CAPITAL RESOURCES
Short—Term Liquidity. At June 30, 2008, Niagara Mohawk’s principal sources of liquidity included cash and cash equivalents of $31 million and accounts receivable of $547 million. Niagara Mohawk has a negative working capital balance of $451 million primarily due to short-term debt due to affiliates of $123 million and the current portion of long-term debt of $600 million.
Cash is being generated from sales (via electric rates) to offset stranded cost amortization (non-cash expense). This excess cash is used to repay debt and for other operating needs. As discussed below, Niagara Mohawk believes it has sufficient cash flow and borrowing capacity to fund working capital deficits as necessary in the near term.
Net cash provided by operating activities was $305 million for the three months ended June 30, 2008. The primary components of operating cash flow are:
•	Net income before non-cash adjustments for depreciation and amortization and deferred taxes was $185 million ($13 million after non-cash adjustments).

•	Pension and other postretirement benefits decreased cash flows by $47 million due to payments to the retirement trusts of $92 million offset by accruals of $44 million.
•	Accounts receivable decreased $102 million and accounts payable and accrued expenses increased $57 million due to the normal operating cycle of collections and payments, respectively.
•	Prepaid/accrued interest and taxes increased cash flows by $99 million due to an increase in federal income tax accruals and the absence of prepaid income taxes, partially offset by decreased interest accruals on long term debt.
•	Increase in materials and supplies of $77 million primarily due to higher level of gas storage.
•	Other of $14 million.
Net cash used in investing activities was $124 million for the three months ended June 30, 2008 compared to $119 million in the same period in the prior fiscal year. This was primarily a result of an increase in construction additions.
Net cash used in financing activities was $169 million for the three months ended June 30, 2008 compared to $135 million provided by financing activities in the same period in the prior fiscal year. The increased use of cash in financing activities in the current fiscal year was primarily due to higher repayments of short-term debt to affiliates.
Long-Term Liquidity. Niagara Mohawk’s total capital requirements consist of amounts for its construction program, working capital needs, and maturing debt issues. See National Grid plc’s Annual Report on Form 6-K for the fiscal year ended March 31, 2008 Management’s Discussion and Analysis of Financial Condition and Results of Operations — “Liquidity and Capital Resources” for further information on long-term commitments.